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|FORM 3 |
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

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1. Name and Address of Reporting Person

       Royal Bank of Canada ("Royal Bank")
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       200 Bay Street
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                                    (Street)

       Toronto                Ontario, Canada                    M5J 2J5
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       (City)                      (State)                        (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

       06/30/00
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

       The Liberty Corporation (LC)
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5. Relationship of Reporting Person to Issuer (Check all applicable)

            Director                             X  10% Owner
       ---                                      ---
            Officer (give title below)              Other (specify below)
       ---                                      ---
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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check applicable line)

        X   Form filed by One Reporting Person
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            Form filed by More than One Reporting Person
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             TABLE I-NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
================================================================================


1.  Title of Security                         2.  Amount of Securities     3.  Ownership           4.  Nature of Indirect Beneficial
    (Instr. 4)                                    Beneficially Owned           Form:  Direct           Ownership   (Instr. 5)
                                                  (Instr. 4)                   (D) or Indirect
                                                                               (I) (Instr. 5)
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

    Common Shares, no par value                           0                    Not applicable.         Not applicable.

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


       TABLE II-DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of              2.  Date Exer-    3.  Title and Amount of   4.  Conver-    5. Owner-     6.  Nature of Indirect
   Derivative Security       cisable and       Securities Underlying     sion or       ship           Beneficial Ownership
   (Instr. 4)                Expiration        Derivative Security       Exercise      Form of        (Instr. 5)
                             Date              (Instr. 4)                Price of      Deriv-
                             (Month/Day/                                 Deri-         ative
                             Year)                                       vative        Security:
                         -------------------------------------------     Security      Direct
                                                           Amount                      (D) or
                                                           or                          Indirect
                         Date       Expira-                Number                      (I)
                         Exer-      tion                   of                          (Instr. 5)
                         cisable    Date        Title      Shares
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

   None.


Explanation of Responses:

Royal Bank has entered into Shareholder Voting Agreements with certain holders of the common shares of Issuer whereby such shareholders have, among other things, agreed to vote in favor of the acquisition by Royal Bank of certain assets of Issuer pursuant to a Purchase Agreement dated June 19, 2000 between Royal Bank and Issuer. The foregoing statement is qualified in its entirety by reference to the text of the Shareholder Voting Agreements and the Purchase Agreement which are reproduced as exhibits to the Schedule 13D filed the date hereof by Royal Bank. Royal Bank hereby disclaims beneficial ownership of the common shares and this statement shall not be construed as an admission that Royal Bank is, for any or all purposes, the beneficial owner of the securities covered by this statement.


  **Intentional misstatements or omissions of facts
    constitute Federal Criminal Violations.             /s/ Peter W. Currie                         July 10, 2000
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).           -------------------------------          -------------------
                                                        **Signature of Reporting Person                  Date

                                                                 Peter W. Currie
                                                                 Vice-Chairman and
                                                                 Chief Financial Officer

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